UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39973105

(CUSIP Number)

Bing Zhang

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

+86-138-1035-5988

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	This Schedule constitutes Amendment No. 4 to the Schedule 13D filed by Happy Starlight Limited and Mr. Bing Zhang on February 24, 2020, Amendment No. 2 to the Schedule 13D filed by Enjoy Starlight Limited and Mr. Jia Lu on February 24, 2020, Amendment No. 1 to the Schedule 13D filed by each of Mr. Himanshu H. Shah, Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, Ronghui Zhang, Wealth Starlight Limited, Wei Zhang, Hui Lin, Rich Starlight Limited, Hanying Li, Renny Consulting Ltd, Lilly Starlight Limited, Song Gao, Peiyuan Qiu, Smart Best International Corporation, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King Investment Co., Limited on April 22, 2022 and an intial filing by Cheers Inc..

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39973105	SCHEDULE 13D/A	Page 2 of 33 pages

1	Names of Reporting Persons Happy Starlight Limited (“HSL”)
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 48,807,102*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,952,863

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,807,102*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 71.6%**
14	Type of Reporting Person CO

*	Includes (i) 18,952,863 ordinary shares held directly by HSL and (ii) 29,854,239 ordinary shares subject to the Voting Proxies. See Item 4.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 3 of 33 pages

1	Names of Reporting Persons Cheers Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 29,854,239*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,854,239*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.8%**
14	Type of Reporting Person CO

*	Includes 29,854,239 ordinary shares subject to the Voting Proxies. See Item 4.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 4 of 33 pages

1	Names of Reporting Persons Bing Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 760,000
	8	Shared Voting Power 49,567,102*
	9	Sole Dispositive Power 760,000
	10	Shared Dispositive Power 18,952,863

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,567,102*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 72.8%**
14	Type of Reporting Person IN

*	Includes (i) 760,000 ordinary shares held directly by Mr. Bing Zhang, (ii) 18,952,863 ordinary shares held by HSL, of which Mr. Bing Zhang is the sole shareholder and director and (iii) 29,854,239 ordinary shares subject to the Voting Proxies. See Item 4.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 5 of 33 pages

1	Names of Reporting Persons Enjoy Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,554,116*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,554,116*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,554,116*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%**
14	Type of Reporting Person CO

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 6 of 33 pages

1	Names of Reporting Persons Jia Lu
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 165*
	8	Shared Voting Power 6,554,116*
	9	Sole Dispositive Power 165*
	10	Shared Dispositive Power 6,554,116*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,554,281*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 7 of 33 pages

1	Names of Reporting Persons Shah Capital Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of North Carolina, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,557,251*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,557,251*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,557,251*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%**
14	Type of Reporting Person IA

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 8 of 33 pages

1	Names of Reporting Persons Shah Capital Opportunity Fund LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,557,251*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,557,251*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,557,251*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%**
14	Type of Reporting Person PN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 9 of 33 pages

1	Names of Reporting Persons Himanshu H. Shah
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United State of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,557,251*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,557,251*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,557,251*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 10 of 33 pages

1	Names of Reporting Persons Wealth Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,219,370*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,219,370*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,370*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%**
14	Type of Reporting Person CO

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 11 of 33 pages

1	Names of Reporting Persons Ronghui Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,749*
	8	Shared Voting Power 4,219,370*
	9	Sole Dispositive Power 2,749*
	10	Shared Dispositive Power 4,219,370*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,222,119*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 12 of 33 pages

1	Names of Reporting Persons Wei Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 720,595*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 720,595*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,595*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 13 of 33 pages

1	Names of Reporting Persons Rich Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,362,521*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,362,521*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,362,521*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.9%**
14	Type of Reporting Person CO

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 14 of 33 pages

1	Names of Reporting Persons Hui Lin
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,362,521*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,362,521*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,362,521*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.9%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 15 of 33 pages

1	Names of Reporting Persons Renny Consulting Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.03%**
14	Type of Reporting Person CO

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 16 of 33 pages

1	Names of Reporting Persons Lilly Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 947,232*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 947,232*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 947,232*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%**
14	Type of Reporting Person CO

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 17 of 33 pages

1	Names of Reporting Persons Hanying Li
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 967,232*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 967,232*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 967,232*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 18 of 33 pages

1	Names of Reporting Persons Song Gao
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 500,000*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 500,000*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 19 of 33 pages

1	Names of Reporting Persons Smart Best International Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,212,068*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,212,068*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,212,068*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%**
14	Type of Reporting Person CO

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 20 of 33 pages

1	Names of Reporting Persons Peiyuan Qiu
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 141,000*
	8	Shared Voting Power 2,212,068*
	9	Sole Dispositive Power 141,000*
	10	Shared Dispositive Power 2,212,068*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,353,068*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 21 of 33 pages

1	Names of Reporting Persons Zhengjun Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,334,299*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,334,299*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,299*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.0%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 22 of 33 pages

1	Names of Reporting Persons Nan Lu
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,025,348*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,025,348*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,348*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 23 of 33 pages

1	Names of Reporting Persons Jianhua Wang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,000,000*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,000,000*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 24 of 33 pages

1	Names of Reporting Persons Ring & King Investment Co., Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 257,525*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 257,525*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,525*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%**
14	Type of Reporting Person CO

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 25 of 33 pages

1	Names of Reporting Persons Ailin Xin
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 257,525*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 257,525*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,525*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%**
14	Type of Reporting Person IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 26 of 33 pages

Explanatory Note

This Schedule constitutes Amendment No. 4 to the Schedule 13D filed by HSL and Mr. Bing Zhang (“Mr. Zhang”) on February 24, 2020 (as amended, the “HSL Original Schedule 13D”), Amendment No. 2 to the Schedule 13 D filed by Enjoy Starlight Limited and Mr. Jia Lu on February 24, 2020 (as amended, the “ESL Original Schedule 13D”), Amendment No. 1 to the Schedule 13D filed by each of Mr. Himanshu H. Shah, Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, Ronghui Zhang, Wealth Starlight Limited, Wei Zhang, Hui Lin, Rich Starlight Limited, Hanying Li, Renny Consulting Ltd, Lilly Starlight Limited, Song Gao, Peiyuan Qiu, Smart Best International Corporation, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King Investment Co., Limited. on April 22, 2022 (as amended, the “Other Rollover Shareholders Schedule 13D”, together with the HSL Original Schedule 13D and the ESL Original Schedule 13D, the “Original Schedule 13Ds”) and an intial filing by Cheers Inc. (“Parent”), relating to the ordinary shares, par value $0.0001 per share (“Shares”), of Glory Star New Media Group Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”). Except as set forth herein, the Original Schedule 13Ds are unmodified and remain in full force and effect as to the applicable reporting persons thereof. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13Ds.

The principal executive offices of the Issuer are located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, People’s Republic of China.

Shares of the Issuer are listed on the Nasdaq Capital Market under the symbol “GSMG.”

Item 2. Identity and Background.

Item 2 of the Original Schedule 13Ds is hereby amended and restated in its entirety as follows:

This Schedule is being filed by the following persons (each a “Reporting Person” and, collectively the “Reporting Persons”):

(i)	HSL, a corporation organized under the laws of the British Virgin Islands with a principal business involving investments;

(ii)	Parent, a limited liability company organized under the laws of the Cayman Islands wholly owned by HSL, with a principal business involving investments;

(iii)	Mr. Bing Zhang, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director, chairman and executive officer of the Issuer and the sole director and shareholder of HSL;

(iv)	Enjoy Starlight Limited, a corporation organized under the laws of the British Virgin Islands with a principal business involving investments (“ESL”);

(v)	Jia Lu, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director of the Issuer, senior vice president of Glory Star Media (Beijing) Co., Ltd, and a director of ESL;

CUSIP No. G39973105	SCHEDULE 13D/A	Page 27 of 33 pages

(vi)	Shah Capital Management, Inc., a corporation organized under the laws of North Carolina, United States of America with a principal business involving investments (“Shah Capital”);

(vii)	Shah Capital Opportunity Fund LP, a limited partnership organized under the laws of the State of Delaware, United States of America with a principal business involving investments (“Shah Opportunity”);

(viii)	Himanshu H. Shah, an individual who is a citizen of the United States of America and whose present principal occupation is the president and chief investment officer of Shah Capital;

(ix)	Wealth Starlight Limited, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“WSL”);

(x)	Ronghui Zhang, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director of WSL;

(xi)	Wei Zhang, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is a private investor;

(xii)	Rich Starlight Limited, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“RSL”);

(xiii)	Hui Lin, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director of RSL;

(xiv)	Renny Consulting Ltd, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“Renny Consulting”);

(xv)	Lilly Starlight Limited, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“LSL”);

(xvi)	Hanying Li, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director of Renny Consulting and LSL;

(xvii)	Song Gao, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is a private investor;

(xviii)	Smart Best International Corporation, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“Smart Best”);

(xix)	Peiyuan Qiu, an individual who is a citizen of Canada and whose present principal occupation is the director of Smart Best;

(xx)	Zhengjun Zhang, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is a private investor;

(xxi)	Nan Lu, an individual who is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China and whose present principal occupation is a private investor;

(xxii)	Jianhua Wang, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is a private investor;

(xxiii)	Ring & King Investment Co., Limited, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“Ring & King”); and

(xxiv)	Ailin Xin, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director of Ring & King.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 28 of 33 pages

The business address of Himanshu H. Shah, Shah Capital and Shah Opportunity is 8601 Six Forks Road, Ste. 630, Raleigh, NC 27615, the United States of America.

The business address of each of the other Reporting Persons is c/o 22F, Block B, Xinhua Science and Technology Mansion, Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13Ds is hereby amended and supplemented by adding the following:

The description of the Merger Agreement (as defined below), the Equity Commitment Letters (as defined below), the Limited Guarantees (as defined below), the Voting Proxies (as defined below) and the Interim Investors Agreement (as defined below) are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13Ds is amended and supplemented by inserting the following:

Merger Agreement

On July 11, 2022, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Cheers Inc. (“Parent”) and GSMG Ltd. (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share of the Issuer issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$1.55 in cash without interest, except for (a) certain Shares owned by the Reporting Persons, which will be rolled over in the transaction, (b) Shares owned by Parent, Merger Sub, the Issuer or any of their respective subsidiaries, which will be cancelled and cease to exist without payment of any consideration and (c) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Act (As Revised), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of those dissenting shares in accordance with Section 238 of the Cayman Islands Companies Act (As Revised). The Merger is subject to customary closing conditions including a condition that the Merger Agreement be authorized and approved by a special resolution by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Issuer’s shareholders. The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the publicly held Shares. If completed, the Merger will result in the Issuer becoming a privately held company, and its Shares will no longer be listed on the Nasdaq Capital Market.

Limited Guarantees and Equity Commitment Letters

Concurrently with the execution of the Merger Agreement, each of the persons named under column (A) below (collectively, the “Sponsors”) entered into a limited guarantee (collectively, the “Limited Guarantees”) in favor of the Issuer whereby each Sponsor agreed to irrevocably and unconditionally guarantee its respective portion (as set forth opposite its name under column (B)) of Parent’s obligation to pay the Issuer the Parent Termination Fee (as defined in the Merger Agreement) and certain costs and expenses, if and as required pursuant to the terms of the Merger Agreement, up to an aggregate amount equal to its respective portion of US$1,055,897.22, as well as an equity commitment letter (the “Equity Commitment Letters”) with Parent confirming its commitment to contribute to Parent cash in the amount set forth opposite its name under column (C) (subject to certain adjustments as set forth in its Equity Commitment Letter) in exchange for equity securities of Parent for the purpose of funding the Merger consideration and fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 29 of 33 pages

(A) Name	(B) LG Percentage	(C) Equity Commitment Amount
Yuemintou Huiqiao No. 9 (Shenzhen) Investment Partnership (Limited Partnership) (粤民投慧桥玖号(深圳)投资合伙企业(有限合伙))	34.77%	US$10,000,000
Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd. (中晟鼎新投资基金管理(北京)有限公司)	30.46%	US$8,760,715
iking Way Limited	4.17%	US$1,200,000
Shanghai Linsi Enterprise Management Partnership (Limited Partnership) (上海麟思企业管理合伙企业(有限合伙))	30.60%	US$8,800,000

Voting Proxies

Concurrently with the execution of the Merger Agreement, each of the Shareholders and certain of their affiliates entered into a voting proxy with Parent (collectively, the “Voting Proxies”) pursuant to which the Shareholders and their affiliates irrevocably and unconditionally granted a voting proxy and power of attorney to Parent solely in respect of the exercise of the voting rights attached to the Shares held by the Shareholders to vote in favor of the Merger and the approval and authorization of the Merger Agreement, and to vote against any competing transaction or any other action, transaction, proposal or agreement that may or is intended to prevent, hinder or in any material aspect interfere with or postpone, the Merger or adversely affect the performance by the relevant Shareholder of its obligations under its Support Agreement.

Interim Investors Agreement

In connection with the Merger, HSL, each of the Sponsors, Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”) in order to establish certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among HSL and the Sponsors with respect to, among other things, the Merger Agreement, the Limited Guarantees, the Equity Commitment Letters and the transactions contemplated thereby.

The foregoing descriptions of the Merger Agreement, the Limited Guarantees, the Equity Commitment Letters, the Voting Proxies and the Interim Investors Agreement (each a “Merger Document”, and collectively, the “Merger Documents”) do not purport to be complete and are qualified in their entirety by reference to the full text of each such Merger Document, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Merger Documents, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Merger, the Reporting Persons may engage in discussions with management, the Board, and security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Merger. There can be no assurance, however, that any proposed transaction, including the Merger, would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 30 of 33 pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13Ds is amended and restated in its entirety as follows:

(a)	and (b) The information contained on the cover pages to this Schedule is incorporated herein by reference.

Group Interest

As a result of the execution of the Support Agreements, each Reporting Person may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act comprising HSL, Bing Zhang, ESL, Jia Lu, Himanshu H. Shah, Shah Capital, Shah Opportunity, Ronghui Zhang, WSL, Wei Zhang, Hui Lin, RSL, Hanying Li, LSL, Renny Consulting, Song Gao, Peiyuan Qiu, Smart Best, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King. As a result, the group may be deemed to have acquired beneficial ownership of all the Shares beneficially owned by each member of the “group”. As such, the group may be deemed to beneficially own in the aggregate 49,567,102 Shares, which represents approximately 72.8% of the total outstanding Shares. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Shares beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except as set forth herein, none of the Reporting Persons have effected any transactions in the Shares during the last 60 days.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13Ds is amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Merger Documents and is incorporated herein by reference. A copy of each of the Merger Documents is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13Ds is hereby supplemented by adding the following exhibits:

Exhibit Number	Description
99.1	Agreement and Plan of Merger, dated July 11, 2022, by and among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit 99.2 to Glory Star New Media Group Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on July 11, 2022)
99.2	Form of Limited Guarantee, dated July 11, 2022, entered into by each Sponsor in favor of the Issuer
99.3	Form of Equity Commitment Letter, dated July 11, 2022, entered into by each Sponsor in favor of Parent
99.4	Form of Voting Proxy, dated July 11, 2022, entered into by each Shareholder and certain of their affiliates in favor of Parent
99.5	Interim Investors Agreement, dated July 11, 2022, by and among HSL, each of the Sponsors, Parent and Merger Sub
99.6	Joint Filing Agreement, dated July 11, 2022, by each of the Reporting Persons

CUSIP No. G39973105	SCHEDULE 13D/A	Page 31 of 33 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2022

Bing Zhang

By:	/s/ Bing Zhang
Name:	Bing Zhang, an individual

cheers inc.

By:	/s/ Bing Zhang
Name:	Bing Zhang, Authorized Signatory

Happy Starlight Limited

By:	/s/ Bing Zhang
Name:	Bing Zhang, Authorized Signatory

Jia Lu

By:	/s/ Jia Lu
Name:	Jia Lu, an individual

Enjoy Starlight Limited

By:	/s/ Jia Lu
Name:	Jia Lu, Authorized Signatory

Himanshu H. Shah

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah

Shah Capital Opportunity Fund LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah, Authorized Signatory

CUSIP No. G39973105	SCHEDULE 13D/A	Page 32 of 33 pages

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah, Authorized Signatory

Ronghui Zhang

By:	/s/ Ronghui Zhang
Name:	Ronghui Zhang, an individual

Wealth Starlight Limited

By:	/s/ Ronghui Zhang
Name:	Ronghui Zhang, Authorized Signatory

WEI Zhang

By:	/s/ Wei Zhang
Name:	Wei Zhang, an individual

Hui Lin

By:	/s/ Hui Lin
Name:	Hui Lin, an individual

Rich Starlight Limited

By:	/s/ Hui Lin
Name:	Hui Lin, Authorized Signatory

Hanying Li

By:	/s/ Hanying Li
Name:	Hanying Li, an individual

Lilly Starlight Limited

By:	/s/ Hanying Li
Name:	Hanying Li, Authorized Signatory

Renny Consulting Ltd

By:	/s/ Hanying Li
Name:	Hanying Li, Authorized Signatory

CUSIP No. G39973105	SCHEDULE 13D/A	Page 33 of 33 pages

Song Gao

By:	/s/ Song Gao
Name:	Song Gao, an individual

Peiyuan Qiu

By:	/s/ Peiyuan Qiu
Name:	Peiyuan Qiu, an individual

Smart Best International Corporation

By:	/s/ Peiyuan Qiu
Name:	Peiyuan Qiu, Authorized Signatory

Zhengjun Zhang

By:	/s/ Zhengjun Zhang
Name:	Zhengjun Zhang, an individual

Nan Lu

By:	/s/ Nan Lu
Name:	Nan Lu, an individual

Jianhua Wang

By:	/s/ Jianhua Wang
Name:	Jianhua Wang, an individual

Ailin Xin

By:	/s/ Ailin Xin
Name:	Ailin Xin, an individual

Ring & King Investment Co., Limited

By:	/s/ Ailin Xin
Name:	Ailin Xin, Authorized Signatory